                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from....................to............................
Commission file number..........................................................

A.       Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GENERAL CABLE CORPORATION
                                          SAVINGS PLAN FOR HOURLY
                                          EMPLOYEES


Date: June 29, 2000                       By: /s/ Robert J. Siverd
                                             -----------------------------------
                                          Name:  Robert J. Siverd
                                          Title: Member, Retirement Plan Finance
                                                 Committee

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-31869 of General Cable Corporation on Form S-8 of our report dated June 16, 2000, appearing in this Annual Report on Form 11-K of General Cable Corporation Savings Plan for Hourly Employees for the year ended December 31, 1999.


Deloitte & Touche LLP
Cincinnati, Ohio
June 29, 2000


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                              GENERAL CABLE
                              CORPORATION SAVINGS
                              PLAN FOR HOURLY
                              EMPLOYEES

                              Financial Statements for the Years Ended
                              December 31, 1999 and 1998 and Supplemental
                              Schedule as of December 31, 1999 and
                              Independent Auditors' Report

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                      2

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 1999 and 1998                                                                         3

  Notes to Financial Statements                                                                                    4

SUPPLEMENTAL SCHEDULES - Assets Held for Investment (Schedule H, part IV, Line
  4i of Form 5500), December 31, 1999                                                                              8

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Trust ("Master Trust"). Therefore, the schedule of investments held at December 31, 1999 of the Master Trust has been certified by the Master Trustee and is separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


General Cable Corporation Savings Plan
  for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Savings Plan for Hourly Employees ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Cincinnati, OH
June 16, 2000

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                         1999         1998
ASSETS:
  Investment in General Cable
    Corporation Trust (Notes 1,2,4)   $5,460,056   $3,620,373
  Contributions receivable                70,408       64,332
  Loans to participants (Note 1)         287,054       82,917
                                      ----------   ----------


NET ASSETS AVAILABLE
  FOR BENEFITS                        $5,817,518   $3,767,622
                                      ==========   ==========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



                                               1999         1998
INCREASES:
  Employee Contributions (Note 3)           $1,400,045   $1,127,855
  Equity in net earnings of the General
    Cable Corporation Trust (Notes 1,2,4)      944,772      376,640
  Interest income                                             1,433
                                            ----------   ----------
           Total increases                   2,344,817    1,505,928
                                            ----------   ----------

DECREASES:
  Distributions to participants (Note 3)       288,304      160,286
  Other distributions                            6,617
                                            ----------   ----------
    Total distributions                        294,921      160,286
                                            ----------   ----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                    2,049,896    1,345,642

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          3,767,622    2,421,980
                                            ----------   ----------


  End of year                               $5,817,518   $3,767,622
                                            ==========   ==========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Trust ("Master Trust"). This description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Savings Plan for Hourly Employees (the "Plan") is a defined contribution plan consisting primarily of the following components: the Before-Tax Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions and the Rollover Contribution Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits from previous employer qualified retirement plans. The Plan was created on January 1, 1994.

      The Reliance Trust Company ("Reliance") became the Trustee of the Plan effective January 1, 1999 replacing The Wilmington Trust Company ("Wilmington").

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hamphshire plant, the Sanger, California plant, the Plano, Texas plant, the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Altoona, Pennsylvania plant, the Lincoln, Rhode Island plant, the Williamstown, Massachusetts plant, the Taunton, Rhode Island plant, the Norcross, Georgia regional distribution center, the Vineland, New Jersey regional distribution center, the Anaheim, California regional distribution center, the Grapevine, Texas regional distribution center, and the Lebanon, Indiana regional distribution center of General Cable Corporation (the "Company") are eligible to participate in the Plan following completion of six months of service. Participation in the Plan is voluntary. Separate participant accounts are maintained and participants can choose from several investment funds within the Master Trust.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000. The interest rate on loans outstanding at December 31, 1999 ranged from 8.75% to 9.75% and the loans mature from 2000 to 2005.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      - Investments are generally valued on the basis of the quoted market value.

      -     Security transactions are recorded on the trade date.

      -     Income from investments is recognized when earned.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - The Plan has adopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Disclosure Matters." As a result, reclassification of the prior year financial statements has been made to eliminate the by-fund disclosure for participant-directed investments.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a Before-Tax Savings Account contribution up to 13% of their compensation subject to an overall limitation.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

      VESTING - Participants' contributions are fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution.

      WITHDRAWALS - Once the participant has attained the age of 59 1/2, all or part of their rollover contribution account and Before-Tax Savings Account may be withdrawn without penalty. The full value of the Rollover Contribution Account may be transferred to another Internal Revenue Code
      (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Reliance as trustee in 1999 and Wilmington as trustee in 1998. The assets of the Company's two defined contribution plans are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                  DECEMBER 31,     DECEMBER 31,
         NET ASSETS, AT FAIR VALUE                    1999            1998

         Corporate common stocks                  $  3,239,774    $  2,510,053
         Mutual and money market funds              76,117,105      64,636,542
                                                  ------------    ------------
           Total net assets                         79,356,879      67,146,595
                                                  ============    ============


         CHANGES IN NET ASSETS                            1999            1998

         Deposits by participating plans          $  7,540,194    $  6,696,513
         Withdrawals by participating plans         (9,174,721)     (9,300,671)
         Interest and dividends                      2,463,081       3,082,175
         Increase from investment activities        11,381,730       4,598,422
                                                  ------------    ------------

         Total change in net assets               $ 12,210,284    $  5,076,439
                                                  ============    ============
         Plan's investment in Master Trust as a
           percent of total                             6.88 %          5.39 %
                                                  ============    ============


      Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    TRANSACTIONS WITH RELATED PARTIES

      All administrative costs of the Plan are paid by the Company, for which no fees are charged to the Plan.

                                   * * * * * *

GENERAL CABLE CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
(SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
DECEMBER 31, 1999
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                             FAIR
LESSOR OR SIMILAR PARTY                          DESCRIPTION OF INVESTMENT                              VALUE

Participant loans                      158 loans with maturities ranging from
                                       January 2000 to July 2005 and interest
                                       rates of 8.75% to 9.75%                                           $ 287,054
                                                                                                         =========

Note: The remaining net assets of the Plan are held in the General Cable Corporation Trust.



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